[Letterhead of Tutor Perini Corporation]

July 19, 2010

Submitted by electronic transmission

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:       Tutor Perini Corporation
Form 10-K for the fiscal year ended December 31, 2009
Definitive Proxy on Schedule 14A
Form 10-Q for the quarterly period ended March 31, 2010
File No. 1-6314

Dear Mr. Cash:

This letter is in response to the comments contained in the letter we received from you, dated July 6, 2010.  For your convenience, we have restated each comment and then provided our response.

Comment:

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies, page 32
Impairment of Goodwill and Other Intangible Assets, Page 34

1.	Please address the following items related to your change in reporting units. Reference ASC 350-20.
•
Please provide us with a specific and comprehensive discussion regarding how you initially allocated your goodwill to reporting units following your merger with Tutor- Saliba.  In this regard, we note your disclosure on page 75 of your Form 10-K for the fiscal year ended December 31, 2008 that one of the reasons for the acquisition was Tutor-Saliba’s expertise in civil projects.  Therefore, it is unclear to us why you initially did not allocate more goodwill to your Civil reporting segment.

Response:

The merger of Perini and Tutor-Saliba closed in September 2008.  The primary strategic reasons for the merger, as indicated on page 1 of our 2008 proxy filed on August 6, 2008, include the following:

•	Increased scale and greater diversification of our business
•	Entry into additional high-growth and high-margin markets and projects
•
Consolidation of Ronald N. Tutor’s, our chief executive officer and chairman, management activities on the growth and development of the combined company, and elimination of risk that he might leave Perini to focus on Tutor-Saliba

•	Additional management depth and enhanced management capabilities
•	Enhanced commercial building and civil business operations, due to the complementary and synergistic strengths of the two companies in these market segments
•	Greater opportunities to win new, substantial contracts to drive accelerated revenue growth
•	Ability to use the strength of Perini’s balance sheet to win additional large civil and public works projects that require surety capacity in excess of what Tutor-Saliba was able to obtain
•	Opportunities to realize significant synergies

In September 2008, we evaluated the operations of Tutor-Saliba and concluded there to be three operating segments, each of which we determined to be a reporting unit.  Tutor-Saliba reporting units consisted of Tutor-Saliba Building (“TSC Building”), Tutor-Saliba Civil (“TSC Civil”) and Black Construction (Tutor-Saliba’s international operations).  At the time of the merger, Tutor-Saliba had identified significant new work opportunities in its TSC Building reporting unit, including new work opportunities in Dubai and letters of intent on other significant private, non-residential building opportunities.  Conversely, at the time of the merger the Company did not have the same level of pre-identified new work opportunities at TSC Civil, which was primarily focused on work in California at that time, and visibility into future opportunities was limited.  At the time of the merger, the Company was not predicting the melt-down in financial markets, which ultimately sparked a deterioration in the private, non-residential building market.  The level of TSC Building backlog was approximately five times larger than the backlog at TSC Civil at the time of the merger.

The purchase price allocation, including allocation of goodwill between reporting units, was made based on Tutor-Saliba’s operating structure at the time of the merger and the relative fair value of each reporting unit, summarized above.  We utilized a third party specialist in our determination of the fair value of each reporting unit and considered three separate valuation methodologies, including the income approach, based on the Company’s estimate of future cash flows by reporting unit, the market approach, based on a peer group of publically traded companies, and the cost approach.  The estimated fair value of each reporting unit was ultimately calculated under the income approach, utilizing a discounted cash flow, and corroborated by the estimated fair value calculated under the market approach.  The purchase price for each reporting unit was allocated to tangible and identifiable intangible assets, based on their fair value, and the excess purchase price was determined to be goodwill. The resulting allocation of goodwill between reporting units was weighted more heavily to TSC Building than TSC Civil based on our assessment of their relative fair values at the time of the merger.

Comment:

•
Please provide us with a specific and comprehensive discussion regarding the nature of the reorganization you completed during 2009.  In this regard, please tell us if there were any changes in your reporting structure.  Please also discuss how you determined that greater operating efficiencies could be achieved.

Response:

The 2009 reorganization, which was initiated in the first quarter of 2009 and finalized in the fourth quarter of 2009, was designed to allow the Company to best respond over the long-term to a dynamic economic climate.  Benefits realized as a result of the reorganization include an improved ability to leverage the unique capabilities of each business unit, an increased level of resource sharing across business units and geographies, an increased emphasis on work performed for public agencies (building and civil), an increase in common operating procedures and a decrease in overhead due to centralization of certain functions.  Through this reorganization the Company has achieved a single company operating mentality in which specialized resources are readily deployed across all markets served, allowing the Company to readily adapt to market changes, increasing our operating efficiencies and taking full advantage of the public works expertise acquired through the Tutor-Saliba merger.

The reorganized company is structured around the following three operating segments (collectively “Groups”), each of which is focused on different customers and types of construction.

Building Group – Focused on constructing buildings for public agencies and private industry customers across a diverse array of end markets (i.e. hospitality & gaming, healthcare, municipal offices, sports & entertainment, education, transportation terminals, corrections, etc.).

Civil Group – Focused on constructing infrastructure for public agencies (i.e. highways, bridges, mass transit, energy, water treatment, etc.).
Management Services Group – Focused on diversified construction and design-build services to the U.S. military and other federal government agencies.

Each of the operating segments has a group manager (“Group CEO”) who is directly accountable to the Company’s Chairman and CEO, who is the Chief Operating Decision Maker (“CODM”).  Group CEOs were appointed on March 23, 2009. Components of each operating segment consist of separately managed business units (“BU”).  BU Presidents report directly to the Group CEOs.  Group CEOs meet regularly with BU Presidents to review operating performance as well as new work opportunities.  When evaluating new work opportunities within each Group, the Group CEO makes the final determination on which BU will bid the job (or joint venture between BUs) and what resources need to be allocated between BUs in order to bid and perform the work.  This is a significant change from historical practice, where each of the BU Presidents had reported directly to the CODM and BUs would independently bid work, rarely sharing resources (except through a joint venture arrangement).  The establishment of Group leadership has facilitated teamwork across BU lines and we expect it will ultimately result in additional work for the Groups.

In connection with the reorganization we made a strategic decision to increase our emphasis on civil operations, which we believe will maximize the Company’s long term growth.  Given the opportunities in the civil infrastructure arena, fueled in part by federal government stimulus funding, it was determined that our Tutor-Saliba subsidiary would focus completely on Civil Group work going forward.  Tutor-Saliba personnel that have specific expertise relevant to the Building Group, including project managers, risk management, estimators, project labor and administrative support, have either transferred to one of the Company’s remaining Building Group BUs or been designated to support public works building opportunities nationally.  TSC Building backlog, operating segment components and equipment have also been subsumed into the Building Group.

Group level leadership has enabled us to leverage the unique strengths of each BU within its group and streamline elements of our operations, including our business development, estimating and job cost management.  The impact of this reorganization has been extremely positive, evidenced in part by a 90% increase in Civil Group backlog during 2009 and the award of several large public works building jobs in the Building Group.  At the same time, our improved ability to share resources across BUs and geographies and the increase in common operating procedures, some of which have been centralized, has allowed us to reduce our overhead and improve operating efficiencies on existing and future projects.

The 2009 reorganization resulted in a reduction in the number of operating segments and reporting units for the Company from eleven to three.  The change in reporting structure includes dissolution of the legacy TSC Building reporting unit and aggregation of certain operating segment components.  We considered ASC 350-20-55-6 and 55-7 in evaluation of operating segment components for aggregation, noting similar economic characteristics among aggregated operating segment components, including the nature of products and services provided, types of customer, regulatory environment, manner of operations and operating margins.  See summary below:

We noted the following changes to the composition of legacy reporting units as a result of the 2009 reorganization.

Pre-Reorganization	Post-Reorganization
Perini Building Company
PBC East was managed as a separate BU and evaluated to be a separate reporting unit.	PBC East management has been terminated or transferred to other BUs. All management functions, including accounting and reporting, have been assumed by PBC West. PBC is now managed as one BU.

TSC Building
TSC Building was managed as a separate BU and evaluated to be a separate reporting unit.  Operational focus was primarily on general contracting services for large building projects for both private owners and public agencies.  A small portion of the business focused on subcontracted mechanical services through the DPH and PowerCo subsidiaries.

TSC Building no longer has a BU President and does not operate as a stand-alone BU.  Revenue generating resources have been reallocated, primarily to the Civil Group, in accordance with our long-term strategic focus.  Legacy TSC Building resources remaining in the Building Group include DPH, PowerCo and a remnant of legacy TSC Building employees who have assumed a Building Group support function, focused on assisting public works building bids at other Building Group BUs.

Civil Group
TSC Civil, Perini Civil and CHC have historically operated as three separate BUs.
The Civil Group is now managed as a single BU, sharing resources seamlessly.  Centralized functions result in certain BU within the group bearing costs for the entire Civil Group (i.e. estimating, procurement, etc.).  Post-reorganization, the Civil Group has experienced an influx of resources from TSC Building (personnel and equipment).  These resources have enabled the Civil Group to pursue and win significant new work opportunities.

As a result of this reorganization, the composition of the legacy reporting units has changed as it relates to assets, liabilities and other revenue producing resources such as key personnel (which has a direct correlation to new work and future cash flow streams).

Comment:

•
Please provide us with a detailed listing of your reporting units and the goodwill assigned to each unit upon completion of your merger with Tutor-Saliba, at December 31, 2008 and at December 31, 2009.

Response:

As of December 31, 2008 and 2009, the Company had $588.1 and $602.5 million of goodwill recorded, respectively, including $14.4 million associated with the 2009 acquisition of Keating Building Company.  The change in reporting structure and composition of certain reporting units as a result of the 2009 reorganization required the reallocation of goodwill and certain indefinite lived intangible assets and deferred tax liabilities between impacted reporting units.  Reallocation of goodwill was based on the relative fair value of legacy reporting unit components, determined with the assistance of a third party specialist in accordance with ASC 350-20-35-45, and distributed to new reporting units as of the date the reorganization was completed.  See summary below (in thousands):

Comment:

•
Please tell us if and how there would be any changes to the impairment charge you recognized during fiscal 2008 had the analysis been performed using the reporting units that existed after your 2009 reorganization.

Response:

Subsequent to closing the merger with Tutor-Saliba, the financial markets collapsed, significantly impacting the Company’s new work prospects in the building segment, including certain new work opportunities identified in TSC Building at the time of the merger.  We deemed these events to be an impairment indicator, which triggered an evaluation and ultimately an impairment charge of $224.5 million ($166.9 million of goodwill, $56.9 million of trade name and $0.7 million of contractor license).  Estimated future cash flows used for purposes of this impairment charge were based on the operating structure in place at the time of the assessment, consisting of eleven reporting units.

The 2009 reorganization resulted in a reduction in the number of reporting units for the Company from eleven to three.  As summarized above, the change in reporting structure included the aggregation of certain operating segment components which were previously reporting units as well as dissolution of the legacy TSC Building reporting unit.  If the goodwill impairment analysis had been performed using the post-reorganization reporting units, we estimate that excess fair value of certain operating segment components would offset the deficiencies in fair value for the remaining operating segment components aggregated into post-reorganization reporting units, resulting in no assessed impairment of goodwill.  We are unable to quantify the impact of the reorganization on the valuation of trade name and contractor license as of the testing date; however due to the positive impact the reorganization has had on current and expected future cash flows, we believe there would have been less assessed impairment of these intangible assets.

Comment:

2.
We note that your market capitalization is significantly below your book value.  With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you have considered this in your impairment analysis.

Response:

Historically, the market capitalization of the Company has served as a reasonable proxy for its fair value.  Given the recent decline in our stock price, which management attributes primarily to the limited trading activity of our common stock and the current economic recessionary environment, the market capitalization is less than the stockholders’ equity of the Company as reflected in our consolidated balance sheet.  As a result, the Company’s 2009 annual impairment analysis determined the fair value of the Company and each of its reporting units, utilizing third party specialists, based on a weighting of market-based and income-based valuation approaches.  In conjunction with this analysis, we reconciled the assessed fair value of the Company to its market capitalization and concluded that the implied control premium associated with the fair value estimate was reasonable based in part on current comparable market data.  In addition, in conjunction with our impairment analysis, we performed sensitivity analysis around our fair value estimate, noting that in all cases fair value exceeded the book value of the Company.

On a quarterly basis the Company considers whether events or changes in circumstances indicate that assets, including goodwill and other intangible assets not subject to amortization, might be impaired.  In conjunction with this analysis, we evaluate whether our current market capitalization, if less than our stockholders’ equity, is an impairment indicator warranting further evaluation.  We specifically consider the following factors in this evaluation:

•	Duration and severity of a decline in market capitalization
•	Reconciliation of the implied control premium to the current market control premium
•	Actual operating results compared to forecasted results used in the most recent annual impairment assessment in determining the fair value of the Company and its reporting units
•	Current target share price assessments by third party analysts who follow the Company

In future filings, when the Company’s market capitalization is significantly below its book value, we will provide additional disclosure of how we considered current market conditions in our impairment analysis.

Comment:

3.
Please revise future filings to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test your goodwill and intangible assets for recoverability.  If an analysis is conducted in a given period, please include a specific and comprehensive discussion regarding the result of that analysis.  In addition, please provide us with a specific and comprehensive discussion regarding how you have considered decreases in your backlog during fiscal 2009 and the first quarter of fiscal 2010 as well as decreases in your revenues during the fourth quarter of fiscal 2009 and the first quarter of fiscal 2010 in your impairment analysis.  In this regard, please specifically discuss what consideration you gave to whether the decreases in the first quarter of fiscal 2010 constituted a triggering event requiring further testing.

Response:

On a quarterly basis the Company considers whether events or changes in circumstances indicate that assets, including goodwill and other intangible assets not subject to amortization, might be impaired.  In conjunction with this analysis, we evaluate whether our current market capitalization, if less than our stockholders’ equity, is an impairment indicator warranting further evaluation, as discussed in response to comment #2 above.

We have also considered the recent decline in our backlog and the decline in our quarterly revenues between the fourth quarter of 2009 and first quarter of 2010.  As indicated on page 22 of our Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 10, 2010, the recent decline in revenues and backlog is primarily due to the completion of Project CityCenter, a $6.2 billion contract that was completed in December 2009.  The completion of this contract, and associated decline in backlog and quarterly revenues to a more normalized level, was anticipated and factored into our assessment of the fair value of the Company during our annual impairment analysis in 2009 and 2008.  In our first quarter 2010 assessment of potential impairment indicators, we noted that the Company’s operating results and backlog were in line with the forecast we used in our most recent annual impairment assessment.

In future filings we will evaluate the need for further disclosures around our consideration of current events and circumstances in determining whether it is necessary to test goodwill and intangible assets for recoverability.

Comment:

4.
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values of goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit in future filings:

→	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
→	The amount of goodwill allocated to the unit.
→	A description of the material assumptions that drive estimated fair value.
→	A discussion of any uncertainties associated with each key assumption.
→	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings.  Reference Item 303 of regulation S-K.  Please provide us with a specific and comprehensive discussion regarding your analysis of these items for the periods ended December 31, 2009, March 31, 2010 and June 30, 2010.

Response:

As of the valuation date for our most recent step-one impairment analysis, performed during the fourth quarter of 2009, the fair value of each of the Company’s reporting units exceeded the carrying value by more than 40%.  We have updated our assessment of the fair value of each reporting unit at December 31, 2009 and March 31, 2010, noting that actual cash flows were in line with those used in our annual impairment assessment and that there were no significant changes in trends or any other material assumption used.  As of each of these dates, we have concluded that the estimated fair value substantially exceeded the carrying value of each reporting unit.  We are currently updating our assessment as of June 30, 2010 and will provide appropriate disclosure in our 10-Q filing for the quarter ended June 30, 2010.

In future filings we will evaluate the need for further disclosure of our assessment of the relationship between the fair value and the carrying value of our reporting units and, if necessary, provide additional disclosure of material assumptions and potential events, trends or circumstances that may have an impact on our estimate of fair value.  If we determine that the estimated fair value of each reporting unit substantially exceeds the carrying value, we will disclose that determination.

Comment:

Exhibits 31.1.and 31.2

5.
Please amend your Form 10-K to file as exhibits corrected copies of the certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act.  As currently filed, paragraph 1 refers to “this quarterly report on Form 10-K” and should be revised to refer to your “annual report on Form 10-K”.

Response:

The Company will amend the certifications required to be filed as exhibits to its Form 10-K, in accordance with Rules 13a-14(a) and 15d-14(a), such that paragraph 1 will read “annual report on Form 10-K” and will file the corrected, executed certifications as exhibits to a Form 10-K/A that the Company will file with the Securities and Exchange Commission as soon as practicable.  The Company is currently in the process of obtaining an updated consent from its auditor and completing work related to that consent process.  The Company expects to be able to file the Form 10-K/A in conjunction with the filing of our Form 10-Q for the quarterly period ended June 30, 2010.

Comment:

Definitive Proxy Material on Schedule 14A

6.
We note you have not included any disclosure in response to 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

In evaluating our disclosure requirements under section 402(s) of Regulation S-K, we considered the nature and administration of each of the Company’s compensation programs to determine whether any risks exist that are reasonably likely to have a material adverse effect on the Company.  Compensation programs utilized by the Company, which are periodically reviewed by third party compensation consultants and evaluated using a market comparison with our peer group, include the following:

Short-term Compensation Programs
•
Base salaries – Payments of base salary, which are based on a fixed hourly rate or a fixed annualized salary, are paid for current performance received by the Company.  Base salaries are set based on current market rates and none of the employees have an employment agreement fixing their base salary, with the exception of Mr. Tutor (see summary on page 23 of our 2010 proxy, filed on April 28, 2010).

•
Corporate incentives – Payments of corporate incentives are made in cash and are variable based on the performance of the Company.  In order for corporate employees to be eligible to receive an incentive, a minimum level of pre-tax income, which is established in the first quarter of each fiscal year by the Compensation Committee of the Board of Directors, must have been achieved by the Company.

•
Business unit incentives – Payments of business unit incentives are made in cash and are variable based on the performance of each business unit.  In order for business unit employees to be eligible to receive an incentive, a minimum level of pre-tax income, which is established in the first quarter of each fiscal year by senior management of the Company, must have been achieved by the business unit.  Business unit employees are not eligible to receive an incentive unless a minimum level of pre-tax income, which is established in the first quarter of each fiscal year by the Compensation Committee of the Board of Directors, is also achieved by the total Company.

•
Project incentives – Payments of project incentives are made in cash and are variable based on the performance of each project.  In order to be eligible to receive a project incentive, a minimum level of pre-tax income must be achieved by the project, which is established prior to the start of the project.

Long-term Compensation Programs
•
Restricted stock units – Grants of restricted stock units are made from time to time upon approval by the Compensation Committee of the Board of Directors.  Substantially all of the restricted stock grants awarded vest over a period of five years subject to achievement of a minimum level of predetermined pre-tax income performance targets by the Company or one of its reporting segments.

•
Stock options - Grants of stock options are made from time to time upon approval by the Compensation Committee of the Board of Directors.  Substantially all of the stock options awarded vest over a period of five years subject to achievement of a minimum level of predetermined pre-tax income performance targets by the Company or one of its reporting segments.

Each of the Company’s compensation programs summarized above links compensation with employee or Company performance during the period in which the compensation is paid.  The Company’s approach to compensation is a balance between base salaries and performance based incentive compensation.  The Compensation Committee of the Board of Directors has direct oversight of our performance based compensation programs for senior management and is involved in approving senior management participants, setting pre-tax income targets, evaluating achievement of pre-tax income targets based on our audited financial statements, and approving payouts.  Senior management has direct oversight of our performance based compensation programs for all other employees and is involved in approving all other participants, setting pre-tax income targets, evaluating achievement of pre-tax income targets based on our audited financial statements, and approving payouts for all other participants.  None of the Company’s compensation programs fix future payments through employment agreements, with the exception of Mr. Tutor’s compensation (see summary on page 23 of our 2010 proxy, filed on April 28, 2010).  Based on our evaluation of the nature and administration of our compensation programs, we determined that disclosure in response to 402(s) of Regulation S-K was not required for the 2010 Proxy Statement as none of these programs are reasonably likely to have a material adverse effect on the Company.

Comment:

7.
We note that you have historically aimed to have the target annual cash and stock based compensation for your named executive officers fall within the 50th to 75th percentile for comparable executives of your relevant competitors.  In future filings, please disclose where payments actually fell within targeted parameters.

Response:

In future filings we will include the requested disclosure based on the then most recent compensation survey completed.

Comment:

Certain Relationships and Related Party Transactions, page 27.

8.	Please file copies of the company’s lease agreements with Mr. Tutor.

Response:

The Company will file the lease agreements with Mr. Tutor as exhibits to its next quarterly filing on Form 10-Q for the quarterly period ended June 30, 2010.

Comment:

Form 10-Q for the quarterly period ended March 31, 2010

Liquidity and Capital Resources, page 24

9.
We note that your credit agreement contains financial covenants.  Given the importance of available funding to your business, please revise future annual and quarterly filings to present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts required as of each reporting date.  Such a presentation may allow investors to more easily assess and understand your current status and ability to meet your covenants.  See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350.

Response:

We evaluated our level of disclosure surrounding financial covenants in light of SEC Interpretive Release No. 33-8350 and specifically considered whether the Company was in breach of, or was reasonably likely to be in breach of, its covenants in conjunction with the filing of our Form 10-Q for the quarterly period ended March 31, 2010.  The Company was in compliance with all of its restrictive covenants as of that date, remains in compliance as of the date of this letter, and anticipates continued compliance for the foreseeable future.

We also evaluated the potential impact that current covenants restricting our ability to undertake additional debt or equity financing may have on our financial condition or ongoing operations.  As of March 31, 2010 the Company had no outstanding borrowings under its existing revolving credit facility, which provided for total availability in excess of $300 million, nor has the Company drawn on its credit facility in the past three years, with the exception of a four month period in 2009 during which an amount was drawn in conjunction with an anticipated acquisition.  Based on the level of available funding and the level of cash reserves maintained by the Company, which were in excess of $250 million at March 31, 2010, we do not believe that current covenants restricting our ability to undertake additional debt or equity financing are likely to have a material affect our financial condition or ongoing operations.

Based on our assessment summarized above, we have concluded that our filings are in compliance with SEC Interpretive Release No. 33-8350.  We will continue to evaluate our current and anticipated future compliance with debt covenants as well as the potential impact of covenants restricting our ability to undertake additional debt or equity financing, and in future filings we will provide additional disclosure, as appropriate, based on SEC Interpretive Release No. 33-8350.

In connection with our responses to your letter, Tutor Perini Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please feel free to contact me at 818-362-8391 if you have any questions.

Sincerely,

/s/  Ken Burk
Ken Burk
Executive Vice President and
Chief Financial Officer